Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2018

CHAIRMAN’S STATEMENT

Time witnesses the progress made by the pioneer and records all the endeavours he has made to pursue dreams. At the moment when the first half of 2018 has elapsed, I, on behalf of the Company’s board of directors, hereby report to shareholders and the public the Company’s achievements made in the first half of this year and explore, together with them, the high-quality development journey of the Company.

As ripples were yet to be turned into waves, the Company embarked on its journey towards high-quality development

In the first half of 2018, the development of the industry was under pressure with a profound adjustment. By adhering to the operating guideline of “prioritizing value, strengthening sales force, optimizing business structure, achieving stable growth and safeguarding against risks”, the Company overcame obstacles and forged ahead with its firm belief in development and strong sense of mission so as to facilitate the progress of various tasks.

As at 30 June 2018, with a proactive reduction of single premiums of RMB51,247 million, the Company achieved gross written premiums of RMB360,482 million, representing an increase of 4.2% year-on-year, and the growth rate of the Company was 12.7 percentage points higher than the industrial average growth rate. The market share1 of its gross written premiums rebounded to 22%, an increase of 2.3 percentage points from the end of 2017. As a result, its leading market position was further consolidated. The Company’s total assets reached a historical record high, exceeding RMB3 trillion for the first time. The Company had sufficient cash flow and adequate solvency, with both the core solvency ratio and the comprehensive solvency ratio reaching 262.25%. Net profit attributable to equity holders of the Company was 16,423 million, an increase of 34.2% year-on-year. Policy-oriented business achieved sound development, the pilot program of tax deferred pension insurance business successfully commenced, and insurance projects for poverty alleviation were implemented as planned. Thus, the Company’s market position, brand image and social reputation were consistently enhanced.

[1]	Calculated according to the premium data of life insurance companies in the first half of 2018 released by the China Banking and Insurance Regulatory Commission.

Commission File Number 001-31914

A Chinese proverb says, “A gentleman acts at an appropriate time and in the light of the favourable trend”. The Chinese economy has changed from a stage of rapid growth to a stage of high-quality development. In response to the changes in a new era, China Life vigorously pushed forward the “Three Reforms” on quality, efficiency and driving force by upholding the “customer-oriented” operating concept, with an aim to embark on the journey towards high-quality development.

–	Pushing forward the reform on quality with further improvement on supply-side quality

We constantly optimized premiums payment structure, which made the renewal business and regular business become stronger driving forces. In the first half of 2018, the percentage of first-year regular premiums of the Company in long-term first-year premiums was 89.00%, an increase of 33.12 percentage points year-on-year. The percentage of renewal premiums in gross written premiums was 65.24%, an increase of 13.07 percentage points year-on-year, which means that we completed our historical task of payment structure adjustment ahead of the schedule set by the “13th Five-Year” development plan. We attached great importance to the demands of customers for diversified insurance, such as pension, healthcare and long-term savings, and consistently implemented the product diversification strategy. In the first half of 2018, the percentages of first-year premiums of participating products and traditional products were 45.75% and 54.25%, respectively, and the percentage of premiums of the top five products in long-term first-year premiums fell by 10.70 percentage points from the corresponding period of last year. Meanwhile, protection-oriented business showed a good development momentum. We paid more attention to the improvement of service quality and business quality management, and strengthened the comprehensive governance of customer complaints for the purpose of safeguarding the legitimate rights and interests of customers. During the Reporting Period, the Policy Persistency Rates (14 months and 26 months) increased by 0.7 percentage point and 1.0 percentage point year-on-year, respectively. Moreover, by putting into practice the investment philosophy of long-term investment, value investment and prudent investment, we capitalized on the opportunity of the periodical interest rate hike to further increase the allocation of fixed income assets with long duration, with an aim to accumulate long-term quality assets. In particular, the allocation in fixed income products2 in the first half of the year amounted to over RMB200,000 million with a weighted average expected return of over 5.2%.

[2]	Exclusive of any subsidiaries. The types of allocated assets mainly include deposits, bonds, debt-type financial products, etc.

Commission File Number 001-31914

–	Pushing forward the reform on efficiency with enhanced highlight in service efficiency

We vigorously implemented the “Technology-driven China Life” strategy, constantly optimized business processes, stepped up our efforts in translating the achievements of the “New Generation of Integrated Business Processing System” into application, and improved the efficiency in operation and services, with a view to satisfying the demands of over 500 million customers of China Life for insurance coverage anytime and anywhere. In the first half of 2018, we provided 5.38 million policy services3 per day to customers on average. In particular, 188,000 services related to change of information and payment were provided every day, and claims settlement service was provided to customers every 2.5 seconds. “China Life E-Bao”, as a “home” to customers, had 44.131 million registered users, an increase of 136.9% year-on-year. The number of service applications was increased by 58.2% year-on-year, and the turnover was increased by 49.2% year-on-year. Aiming at satisfying multiple financial and insurance needs of customers, we provided a package of solutions for customers. In the first half of the year, premiums from agency business for China Life Property and Casualty Insurance Company were RMB8,684 million, an increase of 4.9% year-on-year and the number of customers from the agency business amounted to 2.6788 million people, an increase of 12.6% year-on-year. The volume of agency business for China Life Pension Company Limited was RMB14,402 million. We cooperated with China Guangfa Bank Co., Ltd. in market expansion, customer services, investment and other aspects, and provided diversified and personalized financial product services to our high- and medium-end customers by virtue of the bank’s strength on products and professional service teams.

–	Pushing forward the reform on driving forces with further progress in the change of growth engine

We vigorously pushed forward the transformation and upgrade of sales model. While maintaining over 1.8 million sales force, we made every effort to optimize the quality of sales force. Moreover, we established a new sales force management system, strengthened quality management and education and training, enhanced the dominant role of agent managers at all levels in their team management, and strived to increase the agents’ individual capability in business prospecting. In the first half of 2018, the total number of agents for the sale of long-term protection-oriented products in the exclusive individual agent channel grew significantly with an increase of 31% year-on-year. We constantly attracted more young people to join our sales force and the percentage of sales representatives under age 35 continued to rise. We also actively promoted the construction of standardized digital field offices, built a wireless network environment for over 11,000 field offices with internet as the principal business platform, and completed construction of over 17,000 online field offices and over 27,000 online teams. “China Life E-Store” had 1.65 million registered agents on a cumulative basis with average monthly active users of 1.209 million, and the sales through the combination of online and offline services are being fully promoted. We adhered to the “customer-oriented” approach, changed the model of customer services, and promoted the collaboration among customer acquisition, customer relation management and customer resources exploration to share the ecosphere of customers’ resources. We consistently optimized our incentive and restraint mechanism to allocate more resources such as financial support and human resources to the organizations and areas with higher efficiency and better productivity. We pushed forward the market-oriented and professional reform on the human resources system in great depth, optimized the performance-based assessment and allocation mechanism, and established a direct link of the promotion, demotion, departure and retention of employees and their remunerations with business operation and individual assessment results in order to activate the inherent driving forces of the Company’s development.

[3]

These include new insurance policies, underwriting, policy conservation, claims settlement, investigations, renewal payment, notices, and the service in response to customer service requests by phone, APP and official weibo account, etc.

Commission File Number 001-31914

Forging ahead, the Company pushed forward the high-quality development with supply-side reform as the main line

“We have no fear of the clouds that may block our view”. The economic development has its own cycle, which is inevitably to have ups and downs. That also applies to the life insurance industry as well. Both the leapfrog development of the industry a few years ago and the current round of adjustments were the results of a combination of internal and external factors. Externally, there were not only changes in macro-economic environment, continuous interest rate hike and tightened regulations, but also an absence of adaptation arising from the transformation between the new and old growth engines in the industry. Further, there existed the recurring problem of extensive development model and also arose the new requirements for the transformation and upgrade of insurance consumption. Internally, this was resulting from the unsolid foundation of the Company’s sales force and the new growth drivers being yet to be fully cultivated. Progress is always made in a spiral form. We shall not be restricted by the “superficial” increase or decrease in short-term data but shall accurately capitalize on the positive “development trend” of the industry in the long run. Despite a number of challenges at the moment and for a period of time in the future, there will be greater opportunities, higher demands and brighter future for development. With the backdrop of healthy China, people have an increasing demand for healthcare and medical services, which creates new opportunities for the development of protection-oriented business in the insurance sector. The accelerated development of the aging society and the implementation of the tax deferred individual pension insurance policy break fresh ground for the development of long-term savings business. Meanwhile, tightened and substantive regulations are conducive to maintaining market order, restoring the industrial ecology and improving the environment for development. Being well-positioned, we witnessed the constant optimization of our business structure, substantial increase in our renewal premiums, consistent strengthening of our sales force and more achievements on the construction of the “Technology-driven China Life” after the transformation and upgrade for over two years, which represented our enhanced overall strength. We have sufficient reasons to believe that the current adjustments are temporary in nature, and this is the inevitable stage in the course of development of the industry. There are no changes in the fundamentals that the Chinese economy remains favourable for long-term growth, nor are there any changes in the basic judgement that the life insurance industry remains at the stage filled with golden opportunities. Mr. Wang Guowei has stated three horizons in life, so does the management of any enterprises. Irrespective of any changes in the external environment, we must have lofty aspiration and adhere to our ideal. Notwithstanding any great difficulties and pressure ahead, we must unswervingly stick to our belief and pursue with persistence. We shall make repeated efforts to climb to the top, do our very best to pursue the ideal and overcome different challenges, which will lead us to the success that is around the corner.

Commission File Number 001-31914

“It is important to take a long-term perspective”. Supply and demand are always the key conflicts of economic operation. As for the life insurance industry, the key conflict at the moment and for a period of time in the future is the conflict between the increasing insurance demands of people and the inadequate effective insurance supply. This implies that there will be enormous development potentials in the industry. We shall grasp the opportunity of consumption upgrade and keep an eye on the fundamental demands for aged-care and health care to actively push forward supply-side reforms, speed up the accomplishment of service-based transformation, technology-driven transformation and value-oriented transformation, carry out the construction of supply system, investment system, innovation system, talent system and risk control system in great depth, and make all endeavours to accomplish the five major tasks of transforming sales management model, adjusting business structure, revitalizing and taking lead in large- and medium-sized cities, building technology-driven China Life and preventing and controlling risks, with a view to promoting the high-quality development of China Life in a practical manner.

As a pioneer to ride the waves, the Company will consistently enhance the capability to create value

In the first half of 2018, despite severe external environment, we forged ahead to overcome obstacles and spared no efforts for further business development. As a result, our business developed in a sound and stable manner. For the next step, the Company will stick to the general keynote of making progress while maintaining stability, with strategic consistency and tactical flexibility, further focus on value, and make efforts to enhance business value and achieve better operating results, so as to facilitate the Company’s progress in all aspects with high-quality development.

We shall adhere to the “due role of insurance in protection” to enhance our business capability in creating value. With new business value growth as guidance, we shall implement the strategy of diversified products, further accelerate the development of protection-oriented business, actively expand the “Integrated Aged-care and Inclusive Healthcare Service” sector so as to satisfy the demands for health and aged-care services of general consumers.

We shall carry out the transformation of sales model in great depth to enhance our sales force capability in creating value. We shall put more efforts in the transformation of sales model, strengthen the construction of sales force, reinforce the day-to-day management, further enhance the integration between sales, education and training, and strive to improve the quality of sales force, with an aim to increase its productivity and income level.

We shall strengthen the management of assets and liabilities to enhance our investment capability in creating value. We shall strike a balance between the long-term strategic allocation and the short-term objective of investment income. Based on the characteristics of liabilities and with reference to risk preference, we shall take advantage of market cycles to optimize allocations, and strengthen the capability of investment in a bid to maintain the stability of investment income level in long run.

Commission File Number 001-31914

We shall implement a digital strategy in all aspects to enhance our technological capability in creating value. By capitalizing on our digital platform, we shall strive to create the “Internet +” ecological system that is fully integrated with external related industries to achieve a win-win situation, and fully optimize the digital system of customer services to provide a powerful platform, resources and support for sales representatives and offer a whole-length digital journey for customers with all channels and full value.

We shall constantly improve the construction of the internal control system to enhance our risk control capability in creating value. In order to adapt to the development of risk management and control under a new regulatory regime, we shall consistently carry out the construction of the internal control system in great depth, put more efforts in enhancing our risk control capability and standards, and integrate compliance requirements into the entire process of business management, so as to stand firm on our risk bottom line.

We are well positioned to embark on a journey filled up with opportunities. 2018 marks the beginning of the high-quality development of China Life. Marching towards the high-quality development is a road that has been rarely traversed. We shall go ahead with courage and persistent efforts in a fast and stable manner so as to reward customers, shareholders and the society with better products, excellent services and more sustainable value.

Commission File Number 001-31914

MANAGEMENT DISCUSSION AND ANALYSIS

In the first half of 2018, the macro environment was complicated and volatile, with the market competition increasingly intensified and the transformation and upgrade of the industry deepened. Due to the combined effect of multiple factors, the life insurance industry developed under pressure. The Company, by firmly holding the fundamental requirements of high-quality development, with its strategic consistency and tactical flexibility, pushed forward the five major tasks of “transforming sales management model, adjusting business structure, revitalizing and taking lead in large- and medium-sized cities, building technology-driven China Life and preventing and controlling risks”. During the first half of 2018, the Company generally operated in a sound and stable manner, with its business development pursuing an active and prudent strategy and its sales force maintaining stable in both quantity and quality. Its business value and profitability were consistently enhanced, technological capability became prominent, service capability was constantly improved, and risk prevention and control was implemented in an effective manner. During the Reporting Period, on the basis of a significant reduction of single premiums of RMB51,247 million, the Company’s gross written premiums amounted to RMB360,482 million, an increase of 4.2% year-on-year. The Company’s market share was approximately 22%, an increase of 2.3 percentage points from the end of 2017, remaining the first place in the industry.

Commission File Number 001-31914

I.	REVIEW OF BUSINESS OPERATIONS IN THE FIRST HALF OF 2018

(I)	Key Performance Indicators

		RMB million

	January to June 2018	January to June 2017

Gross written premiums	360,482	345,967
Premiums from new policies	125,321	165,472
Including: First-year regular premiums	81,712	77,711
First-year regular premiums with ten years or longer payment duration	22,669	37,042
Renewal Premiums	235,161	180,495
Gross investment income	48,801	56,663
Net profit attributable to equity holders of the Company	16,423	12,242
Value of half year’s sales	28,166	36,895
Including: Exclusive individual agent channel	24,077	33,661
Bancassurance channel	3,887	2,966
Group insurance channel	202	268
Policy Persistency Rate (14 months) (%)[1]	92.30	91.60
Policy Persistency Rate (26 months) (%)[1]	86.80	85.80
Surrender Rate (%)[2]	4.30	3.40

	As at 30 June 2018	As at 31 December 2017

Embedded value	769,225	734,172
Number of in-force policies of long-term insurance (hundred million)	2.75	2.68

Notes:

1.

The Persistency Rate for long-term individual life insurance policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

2.	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premiums of long-term insurance contracts)

Commission File Number 001-31914

During the Reporting Period, the Company significantly reduced single premiums to further improve the structure of premium payments. The first-year regular business and renewal business became major driving forces which substantially reinforced the sustainable development of the Company. First-year regular premiums amounted to RMB81,712 million (a year-on-year increase of 5.1%) which accounted for 89.00% of the long-term first-year premiums (a year-on-year increase of 33.12 percentage points). Single premiums were RMB10,103 million (a year-on-year decrease of 83.5%) which accounted for 11.00% of long-term first-year premiums (a year-on-year decrease of 33.12 percentage points). Renewal premiums amounted to RMB235,161 million (a year-on-year increase of 30.3%) which accounted for 65.24% of the gross written premiums (a year-on-year increase of 13.07 percentage points).

During the Reporting Period, net profit attributable to equity holders of the Company was RMB16,423 million, an increase of 34.2% year-on-year. As at 30 June 2018, the embedded value of the Company was RMB769,225 million, an increase of 4.8% from the end of 2017. The value of half year’s sales was RMB28,166 million, a decrease of 23.7% year-on-year. The number of in-force policies of long-term insurance of the Company was 275 million, an increase of 2.6% from the end of 2017. The Policy Persistency Rates (14 months and 26 months) reached 92.30% and 86.80% (year-on-year increases of 0.7 and 1.0 percentage point), respectively.

Commission File Number 001-31914

(II)	Insurance Business

1.	Gross written premiums categorized by business

	RMB million

	January to June 2018	January to June 2017

Life Insurance Business	304,341	300,859
First-year business	87,007	134,314
Single	10,089	61,338
First-year regular	76,918	72,976
Renewal business	217,334	166,545
Health Insurance Business	48,090	37,324
First-year business	30,479	23,542
Single	25,770	18,869
First-year regular	4,709	4,673
Renewal business	17,611	13,782
Accident Insurance Business	8,051	7,784
First-year business	7,835	7,616
Single	7,750	7,554
First-year regular	85	62
Renewal business	216	168

Total	360,482	345,967

Note:	Single premiums in the above table include premiums from short-term insurance business.

During the Reporting Period, gross written premiums from the life insurance business of the Company amounted to RMB304,341 million (a year-on-year increase of 1.2%) which accounted for 84.43% of gross written premiums (a year-on-year decrease of 2.53 percentage points). In particular, first-year regular premiums were RMB76,918 million, an increase of 5.4% year-on-year, and the percentage of first-year regular premiums in first-year premiums was 88.40%, an increase of 34.07 percentage points year-on-year. Single premiums from the life insurance business were RMB10,089 million (a year-on-year decrease of 83.6%) which accounted for 11.60% of first-year premiums (a year-on- year decrease of 34.07 percentage points). Renewal premiums from the life insurance business were RMB217,334 million (a year-on-year increase of 30.5%) which accounted for 71.41% of gross written premiums from the life insurance business (a year-on-year increase of 16.05 percentage points). Gross written premiums from the health insurance business amounted to RMB48,090 million (a year-on-year increase of 28.8%) which accounted for 13.34% of gross written premiums of the Company (a year-on-year increase of 2.55 percentage points). Gross written premiums from the accident insurance business amounted to RMB8,051 million (a year-on-year increase of 3.4%) which accounted for 2.23% of gross written premiums of the Company (a year-on-year decrease of 0.02 percentage point).

Commission File Number 001-31914

2.	Gross written premiums categorized by channel

	RMB million

	January to June 2018	January to June 2017

Exclusive Individual Agent Channel	272,233	227,375
First-year business of long-term insurance	61,566	63,271
Single	124	153
First-year regular	61,442	63,118
Renewal business	204,781	159,561
Short-term insurance business	5,886	4,543
Bancassurance Channel	55,998	92,877
First-year business of long-term insurance	27,457	73,055
Single	8,638	59,667
First-year regular	18,819	13,388
Renewal business	27,974	19,419
Short-term insurance business	567	403
Group Insurance Channel	14,986	14,689
First-year business of long-term insurance	2,137	2,080
Single	1,340	1,451
First-year regular	797	629
Renewal business	1,105	643
Short-term insurance business	11,744	11,966
Other Channels[1]	17,265	11,026
First-year business of long-term insurance	655	655
Single	1	79
First-year regular	654	576
Renewal business	1,301	872
Short-term insurance business	15,309	9,499

Total	360,482	345,967

Notes:

1.	Other channels mainly include supplementary major medical expenses insurance business, tele-sales, etc.

2.

The Company’s channel premium breakdown was presented based on the separate groups of sales personnels including exclusive individual agent team, group insurance sales representatives, bancassurance sales team and other distribution channels.

Commission File Number 001-31914

In the first half of 2018, under significant changes in the external situation, the Company maintained strategic consistency and tactical flexibility, actively adjusted business structure and sped up the development of first-year regular business and short-term insurance business. As a result, the business of the exclusive individual agent channel grew rapidly, the value contributed by bancassurance channel increased constantly, the development of group insurance channel became more diversified, and other business channels showed a sound development momentum.

Exclusive Individual Agent Channel. During the Reporting Period, with emphasis on business value, the exclusive individual agent channel made efforts on sales model transformation and upgrade, and strengthened the coordinated development among business, sales force and day-to-day management, so as to achieve continuous fast growth. During the Reporting Period, gross written premiums from the exclusive individual agent channel amounted to RMB272,233 million, an increase of 19.7% year-on-year. First-year regular premiums from the exclusive individual agent channel were RMB61,442 million which accounted for 99.80% of long-term first-year premiums (a year-on-year increase of 0.04 percentage point). In particular, the percentages of first-year regular premiums with five years or longer payment duration and first-year regular premiums with ten years or longer payment duration in first-year regular premiums were 51.65% and 32.60%, respectively. Renewal premiums increased by 28.3% year-on-year, and renewal business exerted prominent effects on premiums growth of the channel. In the first half of 2018, the sales force of the exclusive individual agent channel maintained a stable quality, notwithstanding the higher standards of selection and management. The Company continued to improve the quality and expand the size of its sales force on the one hand, and further raised the criteria for recruitment on the other hand, especially reinforced the recruitment of younger sales agents with high competence, improved the structure of sales team, strengthened management and dismissed agents with unsatisfactory performance. As at the end of the Reporting Period, the number of exclusive individual agents was 1.441 million. Although average productive agents on a quarterly basis reduced slightly by 5.6% from the end of 2017 due to the decline in the total number of sales force, the overall scale remained stable. The Company also accelerated new agents development and agent managers cultivation in order to enhance efficiency in management, and the sales force for long-term protection-oriented insurance products increased by 31% year-on-year, showing a remarkable result of returning to the protection function of insurance.

Commission File Number 001-31914

Bancassurance Channel. In the first half of 2018, the bancassurance channel put more efforts in its business structural adjustment, vigoriously reduced single premiums, strengthened the development of regular premium business, constantly improved the quality of sales force, and the value contribution of the bancassurance channel increased consistently. During the Reporting Period, single premiums substantially reduced to RMB8,638 million from RMB59,667 million of the first half of 2017, a decrease of 85.5% year-on-year. Due to such effect, gross written premiums from the bancassurance channel were RMB55,998 million, a decrease of 39.7% year-on-year. First-year regular premiums were RMB18,819 million (a year-on-year increase of 40.6%) which accounted for 68.54% of long-term first-year business (a year-on-year increase of 50.21 percentage points). Renewal premiums were RMB27,974 million (a year-on-year increase of 44.1%) which accounted for 49.96% of the gross written premiums from this channel (a year-on-year increase of 29.05 percentage points). The value of half year’s sales of bancassurance channel increased by 31.0% year-on-year, which contributed 13.80% to total new business value (a year-on-year increase of 5.76 percentage points). As at the end of the Reporting Period, the number of sales representatives in the bancassurance channel reached 302,000. In particular, the average active insurance planners for long-term business on a monthly basis in the bancassurance channel increased by 29% year-on-year.

Group Insurance Channel. In the first half of 2018, the group insurance channel further pushed forward the diversified business development and strengthened structural optimization, which brought out the stable development of various businesses. During the Reporting Period, gross written premiums from the group insurance channel were RMB14,986 million, an increase of 2.0% year-on-year. Short-term insurance premiums from the group insurance channel were RMB11,744 million, a decrease of 1.9% year-on-year due to the effect of external policies and structural adjustment. The Company constantly promoted the tax-advantaged health insurance business, and successfully launched the pilot program of tax deferred pension insurance business. As at the end of the Reporting Period, the number of direct sales representatives reached 97,000.

Other Business Channels. During the Reporting Period, gross written premiums from other channels were RMB17,265 million, a rapid growth of 56.6% year-on-year. The Company actively developed the policy-oriented medical insurance businesses, such as supplementary major medical expenses insurance business, long-term care insurance business and basic medical insurance administration entrusted by the local governments, realizing a rapid growth and maintaining its leading position in the market. In the first half of 2018, the Company won the bids for 33 projects, including supplementary major medical expenses insurance projects which were open for re-bidding upon maturity and new projects in blank markets; the Company obtained 23 new projects for basic medical insurance administration, which covered an additional population of 7.15 million; and the Company won the bids for 8 new projects for the pilot long-term care insurance business, which covered an additional population of 3.24 million. The Company also actively carried out online sales, with the premiums and number of policies from internet sales increasing rapidly from the corresponding period of 2017.

Commission File Number 001-31914

(III)	Asset Management

Since 2018, the global economy has continued to recover and move in a positive direction but factors such as trade friction and geopolitics have caused greater volatility of the global market. The Chinese economy maintained a stable growth, with the structural deleveraging continuously promoted. The monetary policy remained prudent and moderate. The interest rate of the bond market fluctuated downward and the credit risk intensified; the stock market suffered a significant decline with greater volatility. In the first half of 2018, the Company seized the opportunity of interest rate hike and increased its allocation in fixed income assets with long duration to optimize the asset-liability matching. The Company maintained equity investment position in the open market at a reasonable level, selected high-quality debt-type financial products and strictly controlled credit risk. As at the end of the Reporting Period, the Company’s investment assets reached RMB2,709,971 million, an increase of 4.6% from the end of 2017.

1.	Investment Portfolios

As at the end of the Reporting Period, our investment assets categorized by investment object are set out as below:

	RMB million
Investment category	As at 30 June 2018		As at 31 December 2017
	Amount	Percentage	Amount	Percentage

Fixed-maturity investments	2,220,149	81.93%	2,094,289	80.81%
Term deposits	449,319	16.58%	449,400	17.34%
Bonds	1,280,029	47.23%	1,188,606	45.86%
Debt-type financial products[1]	317,211	11.71%	301,761	11.65%
Other fixed-maturity investments[2]	173,590	6.41%	154,522	5.96%
Equity investments	416,714	15.38%	409,528	15.80%
Common stocks	173,021	6.38%	173,450	6.69%
Funds[3]	107,448	3.96%	101,236	3.91%
Bank wealth management products	37,528	1.38%	40,327	1.56%
Other equity investments[4]	98,717	3.66%	94,515	3.64%
Investment properties	5,514	0.20%	3,064	0.12%
Cash and others[5]	67,594	2.49%	84,771	3.27%

Total	2,709,971	100.00%	2,591,652	100.00%

Notes:

1.

Debt-type financial products include debt investment plans, equity investment plans, trust schemes, project asset-backed plans, credit asset-backed securities, specialized asset management plans, and asset management products, etc.

Commission File Number 001-31914

2.	Other fixed-maturity investments include policy loans, statutory deposits-restricted, bank wealth management products, and interbank certificates of deposits, etc.

3.

Funds include equity funds, bond funds and money market funds, etc. In particular, the balances of money market funds as at 30 June 2018 and 31 December 2017 were RMB3,887 million and RMB6,942 million, respectively.

4.	Other equity investments include private equity funds, unlisted equities, preference shares, equity investment plans, and specialized asset management plans, etc.

5.	Cash and others include cash, cash at banks, short-term bank deposits and securities purchased under agreements to resell.

As at the end of the Reporting Period, among the major types of investments, the percentage of investment in bonds changed to 47.23% from 45.86% as at the end of 2017, the percentage of term deposits changed to 16.58% from 17.34% as at the end of 2017, the percentage of investment in stocks and funds (excluding money market funds) changed to 10.21% from 10.33% as at the end of 2017, and the percentage of investment in debt-type financial products increased to 11.71% from 11.65% as at the end of 2017.

2.	Investment Income

	RMB million

	January to June 2018	January to June 2017[1]

Net investment income[2]	60,693	57,732
+Net realized gains on financial assets	(4,432)	(4,347)
+Net fair value gains through profit or loss	(7,460)	3,278
Gross investment income[3]	48,801	56,663
+Net share of profit of associates and joint ventures	4,136	3,665
Gross investment income including net share of profit of associates and joint ventures[4]	52,937	60,328
Net investment yield[5]	4.64%	4.71%
Gross investment yield[6]	3.70%	4.62%
Gross investment yield including net share of profit of associates and joint ventures[7]	3.78%	4.69%

Notes:

1.	The figures for the same period of last year were adjusted on the same basis.

2.

Net investment income includes interest income from debt investments, interest income from deposits, dividend and bonus from equity investments, interest income from loans, and net income from investment properties, etc.

3.	Gross investment income = Net investment income + Net realized gains on financial assets + Net fair value gains through profit or loss

Commission File Number 001-31914

4.	Gross investment income including net share of profit of associates and joint ventures = Gross investment income + Net share of profit of associates and joint ventures

5.

Net investment yield = [(Net investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period)/2)]/181×365

6.

Gross investment yield = [(Gross investment income – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period – Derivative financial liabilities at the beginning of the period + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)]/181×365

7.

Gross investment yield including net share of profit of associates and joint ventures = {[(Gross investment income + Net share of profit of associates and joint ventures – Interest paid for securities sold under agreements to repurchase)/((Investment assets at the beginning of the period + Investments in associates and joint ventures at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period – Derivative financial liabilities at the beginning of the period + Investment assets at the end of the period + Investments in associates and joint ventures at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period)/2)]/181}×365

The balances of the Company’s fixed income investment and equity investment increased along with the continuous expansion of its investment assets. In the first half of 2018, the interest income from investment portfolios grew steadily. Due to the effect of a significant decline in the A Share market, the gross investment income decreased by 13.9% from the corresponding period of 2017. During the Reporting Period, the Company’s net investment income was RMB60,693 million, an increase of RMB2,961 million from the corresponding period of 2017, a year-on-year increase of 5.1%. In particular, the yield to maturity of new fixed income investments increased significantly compared to the existing allocation, however, due to a decrease in dividends from funds, the net investment yield was 4.64%, a decrease of 0.07 percentage point from the corresponding period of 2017. Affected by the significant decrease in the A Share market, the gross investment income was RMB48,801 million, a decrease of RMB7,862 million from the corresponding period of 2017, and the gross investment yield was 3.70%, a decrease of 0.92 percentage point from the corresponding period of 2017. The gross investment yield including net share of profit of associates and joint ventures was 3.78%, a decrease of 0.91 percentage point from the corresponding period of 2017. The comprehensive investment yield4 taking into account the current net fair value changes of available-for-sale securities recognized in other comprehensive income was 3.52%, a decrease of 1.06 percentage points from the corresponding period of 2017.

[4]

Comprehensive investment yield = {[(Gross investment income – Interest paid for securities sold under agreements to repurchase + Current net fair value changes of available-for-sale securities recognized in other comprehensive income)/ ((Investment assets at the beginning of the period – Securities sold under agreements to repurchase at the beginning of the period – Derivative financial liabilities at the beginning of the period + Investment assets at the end of the period – Securities sold under agreements to repurchase at the end of the period – Derivative financial liabilities at the end of the period) /2)]/181}x365

Commission File Number 001-31914

3.	Major Investments

During the Reporting Period, there was no material equity investment or non-equity investment of the Company that is subject to disclosure requirements.

(IV)	Technological Innovation

The Company vigorously implemented the “Technology-driven China Life” strategy by taking full advantage of state-of-art technologies such as mobile internet, big data and artificial intelligence, and innovated on services and management through technological innovation so as to facilitate the transformation and upgrade of its business operation and management. After more than two years of the construction of the “New Generation of Integrated Business Processing System”, “Online China Life” has been established, “Intelligent China Life” has made a significant progress, and the Company is heading towards “Digital China Life”. In the first half of 2018, the construction of digital field offices was actively promoted. The Company built a wireless network environment for over 11,000 field offices with internet as the principal business platform, which made the field offices an online and offline integrated base for the sales team. A digital independent operation system was applied in greater depth. The Company created an intelligent digital platform covering customer acquisition, customer relation management and field office operation, with over 17,000 online field offices and more than 27,000 online teams, which offered innovative support to enhance the capability of sales agents in sales services, the capability of agent managers in independent team management and the capability of independent operation in field offices. Intelligent application scenarios were expanded. With the completion of five intelligent platforms, namely big data, real-time calculation, smart voice, facial recognition and deep learning, the Company launched or optimized a series of application services, such as the intelligent fraud detection model for critical illness insurance, intelligent underwriting, intelligent customer services, the “Smart Voice Navigation” and intelligent operation robots, which enabled the Company to escalate to a new level in intelligent services and management.

Commission File Number 001-31914

(V)	Operations and Services

By adhering to the “customer-oriented” approach and upholding the service concept of “being honest and faithful, and customers first”, the Company consistently tapped the demands of customers in great depth, diversified product offering and strengthened intelligent operation and services, with a view to providing high-quality services with affection and warmth to its customers and meeting their multifarious demands. The insurance product supply system was constantly improved. In the first half of 2018, the Company developed a total of 116 new products, including 29 long-term insurance products and 87 short-term insurance products. In terms of product function, there were a total of 103 protection-oriented products and a total of 7 long-term savings products such as annuity insurance. The digitalized service capability of the Company was upgraded rapidly. In the first half of 2018, “China Life E-Bao”, a “home” to customers, had 44.131 million registered users on a cumulative basis, with the number of service applications increasing by 58.2% year-on-year, the turnover increasing by 49.2% year-on-year and the return visits through Wechat and “China Life E-Bao” increasing by 16 percentage points year-on-year. More than 15 million self-help policy conservations were processed through online channels, which increased by 10 percentage points year-on-year. The number of claims settled online recorded nearly a twofold increase year-on-year. The operation and service capability was constantly enhanced. The Company placed great emphasis on upgrading its operation to the professional, intensive and intelligent level, with the passing rate of automatic underwriting increasing by 11.6 percentage points year-on-year, the time required for individual insurance claims settlement being shortened by 2 days and the number of claims settled through direct payment increasing by nearly threefold. The Company provided a total of 980 million policy services to customers on a cumulative basis. The Company also prepared to establish an Operation Service Center to form an integrated operation and management service platform and push forward the transformation towards an intelligent and intensive operational model. Meanwhile, with the theme of “Hand-in-Hand with China Life for the Creation of the Future”, the Company also held a series of online and offline customer festival activities through various online platforms. In the first half of 2018, the Company organized over 9,600 customer service activities, covering 12.5 million customers.

Commission File Number 001-31914

In addition, the Company actively promoted the construction of the “Integrated Aged-care and Inclusive Healthcare Service” platform to foster new business growth drivers. The Company consistently participated in the offsite settlement and reimbursement for medical services across provinces under the new rural cooperative medical scheme launched by the National Health Commission, with its business scope expanding from the basic medical insurance to the supplementary major medical expenses insurance pilot program under the new rural cooperative medical scheme. The Company also accelerated the construction of a health management service platform, continuously broadened the scope of service projects, provided health management services such as health information, health self-assessment, health consultation and medical treatment abroad, and actively explored the innovative model of “insurance protection + healthcare services”. As at the end of the Reporting Period, more than 3 million users were registered with the health management service platform. In the first half of 2018, the Company pushed forward the construction of aged-care projects in Suzhou, Sanya, Beijing and other places at a faster speed, and continued to promote the nationwide layout of the integrated aged-care projects across China. Meanwhile, the Company actively explored the expansion of community-based aged-care service programs, which gained a high recognition from the government and customers.

Commission File Number 001-31914

II.	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED FINANCIAL STATEMENTS

(I)	Analysis of Major Items of Consolidated Statement of Comprehensive Income

1.	Revenues

				RMB million

	January to June 2018	January to June 2017	Change	Main Reasons for Change

Net premiums earned	348,985	336,270	3.8%	–

Life insurance business	303,940	300,516	1.1%	–

Health insurance business	37,616	28,715	31.0%	Expansion of health insurance business by the Company

Accident insurance business	7,429	7,039	5.5%	–

Investment income*	60,618	57,701	5.1%	Please refer to the table below

Net realised gains on financial assets	(4,432)	(4,347)	-2.0%	–

Net fair value gains through profit or loss	(7,460)	3,278	N/A	Fluctuation in market value of securities at fair value through profit or loss

Other income	3,979	3,263	21.9%	An increase in commission fees earned from China Life Property and Casualty Insurance Company Limited

Commission File Number 001-31914

*	Investment Income

	RMB million
	January to June 2018	January to June 2017	Change	Main Reasons for Change
Investment income from securities at fair value through profit or loss	2,585	2,307	12.1%	An increase in interest income resulting from the growing scale of corporate bonds in bonds at fair value through profit or loss

Investment income from available-for-sale securities	19,086	20,738	-8.0%	A decrease in dividend income from available- for-sale funds

Investment income from held-to-maturity securities	16,738	14,832	12.9%	An increase in interest income resulting from the growth of allocation in bonds

Investment income from bank deposits	11,185	12,786	-12.5%	A decrease in interest income resulting from the reducing scale of term deposits

Investment income from loans	10,822	6,573	64.6%	An increase in interest income resulting from the growing scale of trust schemes

Other investment income	202	465	-56.6%	A decrease in the scale of securities purchased under agreements to resell

Total	60,618	57,701	5.1%	–

Commission File Number 001-31914

2.	Benefits, Claims and Expenses

				RMB million
	January to June 2018	January to June 2017	Change	Main Reasons for Change
Insurance benefits and claims expenses	313,319	315,338	-0.6%	–

Life insurance business	282,294	289,234	-2.4%	A decrease in maturities payable from the life insurance business

Health insurance business	27,408	23,126	18.5%	An increase in the scale of health insurance business

Accident insurance business	3,617	2,978	21.5%	Fluctuation in claims expenses of certain businesses

Investment contract benefits	4,829	4,015	20.3%	An increase in the investment contract business

Policyholder dividends resulting from participation in profits	9,312	8,076	15.3%	An increase in costs payable for policyholder dividends and the growth of business

Underwriting and policy acquisition costs	35,707	36,814	-3.0%	–

Finance costs	2,128	2,507	-15.1%	A decrease in interest paid due to the redemptions of subordinated debts

Administrative expenses	14,924	13,448	11.0%	Due to the growth of the business

Other expenses	3,470	3,010	15.3%	Depreciation of investment properties and an increase in interest-bearing dividends

Statutory insurance fund contribution	690	693	-0.4%	–

Commission File Number 001-31914

3.	Profit before Income Tax

				RMB million
	January to June 2018	January to June 2017	Change	Main Reasons for Change
Profit before income tax	21,447	15,929	34.6%	–

Life insurance business	12,842	9,030	42.2%	Due to the combined effect of the update of discount rate assumption for reserves of traditional insurance contracts and the downward trend of the equity market

Health insurance business	4,459	1,739	156.4%	Due to the combined effect of the update of discount rate assumption for reserves of traditional insurance contracts and the rapid development of the business

Accident insurance business	85	720	-88.2%	Fluctuation in claims expenses of certain businesses

Other businesses	4,061	4,440	-8.5%	–

4.	Income Tax

During the Reporting Period, income tax of the Company was RMB4,744 million, a year-on-year increase of 38.0%. This was primarily due to the combined impact of the taxable income and deferred income tax.

5.	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB16,423 million, a year-on-year increase of 34.2%. This was primarily due to the combined effect of the update of discount rate assumption for reserves of the Company’s traditional insurance contracts and the downward trend of the equity market.

Commission File Number 001-31914

(II)	Analysis of Major Items of the Consolidated Statement of Financial Position

1.	Major Assets

	RMB million

	As at 30 June 2018	As at 31 December 2017	Change	Main Reasons for Change

Investment assets	2,709,971	2,591,652	4.6%	–

Term deposits	449,319	449,400	0.0%	–

Held-to-maturity securities	771,898	717,037	7.7%	An increase in the allocation of bonds

Available-for-sale securities	849,093	810,734	4.7%	An increase in the scale of bonds in available-for-sale securities

Securities at fair value through profit or loss	150,606	136,809	10.1%	An increase in the scale of equity investment in securities at fair value through profit or loss

Securities purchased under agreements to resell	9,621	36,185	-73.4%	The needs for liquidity management

Cash and cash equivalents	57,973	48,586	19.3%	The needs for liquidity management

Loans	409,314	383,504	6.7%	An increase in the scale of policy loans

Statutory deposits – restricted	6,633	6,333	4.7%	–

Investment properties	5,514	3,064	80.0%	New investments in investment properties

Investments in associates and joint ventures	171,853	161,472	6.4%	An increase in the equity interest in associates and new investments in joint ventures

Commission File Number 001-31914

2.	Major Liabilities

	RMB million

	As at 30 June 2018	As at 31 December 2017	Change	Main Reasons for Change

Insurance contracts*	2,153,494	2,025,133	6.3%	The accumulation of insurance liabilities from new insurance business and renewal business

Investment contracts	243,652	232,500	4.8%	An increase in the scale of certain investment contract accounts

Securities sold under agreements to repurchase	102,062	87,309	16.9%	The needs for liquidity management

Policyholder dividends payable	83,611	83,910	-0.4%	–

Annuity and other insurance balances payable	48,712	44,820	8.7%	An increase in maturities payable

Interest-bearing loans and other borrowingsNote	19,557	18,794	4.1%	An increase in borrowings

Deferred tax liabilities	3,121	4,871	-35.9%	Affected by a decrease in the fair value of securities at fair value through profit or loss

Note:

Interest-bearing loans and other borrowings include a five-year bank loan of GBP275 million with a maturity date on 17 June 2019, a three-year bank loan of USD970 million with a maturity date on 27 September 2019, a three-year bank loan of USD940 million with a maturity date on 30 September 2019, a three-year bank loan of EUR67 million with a maturity date on 18 January 2021 and a six-month bank loan of EUR127 million (renewal on maturity according to the agreement) with a maturity date on 11 July 2018. All the above are fixed rate loans. A three-year loan of EUR400 million with a maturity date on 6 December 2020, which is floating rate loan.

Commission File Number 001-31914

*	Insurance Contracts

	RMB million

	As at 30 June 2018	As at 31 December 2017

Life insurance	2,020,642	1,914,597
Health insurance	123,668	102,190
Accident insurance	9,184	8,346

Total of insurance contracts	2,153,494	2,025,133

Including: residual marginNote	653,331	607,941

Note:

The residual margin is a component of insurance contract reserve, which results in no Day 1 gain at the initial recognition of an insurance contract. The residual margin is set to zero if it is negative. The growth of residual margin arises mainly from new business.

As at the date of the statement of financial position, the reserves of various insurance contracts of the Company passed the liability adequacy test.

3.	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB323,008 million, a 0.6% increase from the end of 2017. This was primarily due to the combined impact of total comprehensive income and profit distribution during the Reporting Period.

(III)	Analysis of Cash Flows

1.	Liquidity Sources

Our cash inflows mainly come from insurance premiums, income from non-insurance contracts, interest income, dividend and bonus, and proceeds from sales and maturity of investment assets. The primary liquidity risks with respect to these cash inflows are the risk of surrender by contract holders and policyholders, as well as the risks of default by debtors, interest rate fluctuations and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the balance of cash and cash equivalents was RMB57,973 million. In addition, the vast majority of our term deposits in banks allow us to withdraw funds on deposits, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB449,319 million.

Commission File Number 001-31914

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may adversely affect our ability to sell these investments or sell them at a fair price.

2.	Liquidity Uses

Our principal cash outflows primarily relate to the payables for the liabilities associated with our various life insurance, annuity, accident insurance and health insurance products, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and policy loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

Commission File Number 001-31914

3.	Consolidated Cash Flows

The Company has established a cash flow testing system, and conducts regular tests to monitor the cash inflows and outflows under various scenarios and adjusts the asset portfolio accordingly to ensure sufficient sources of liquidity.

	RMB million

	January to June 2018	January to June 2017	Change	Main Reasons for Change
Net cash inflows/(outflows) from operating activities	44,172	142,892	-69.1%	A change of the scale of securities at fair value through profit or loss

Net cash inflows/(outflows) from investing activities	(40,269)	(196,494)	-79.5%	The needs for the adjustment of investment asset structure

Net cash inflows/(outflows) from financing activities	5,462	34,496	-84.2%	Change in account balance of securities sold under agreements to repurchase from time to time as a result of liquidity management activities, and the impact of the redemption of the subordinated debt in the first half of 2017

Foreign currency gains/(losses) on cash and cash equivalents	22	(106)	N/A	–

Net increase/(decrease) in cash and cash equivalents	9,387	(19,212)	N/A	–

Commission File Number 001-31914

III.	SOLVENCY RATIO

An insurance company shall have the capital commensurate with its risks and business scale. According to the nature and capacity of loss absorption by capital, the capital of an insurance company is classified into the core capital and the supplementary capital. The core solvency ratio is the ratio of core capital to minimum capital, which reflects the adequacy of the core capital of an insurance company. The comprehensive solvency ratio is the ratio of the sum of core capital and supplementary capital to minimum capital, which reflects the overall capital adequacy of an insurance company. The following table shows our solvency ratios as at the end of the Reporting Period:

	RMB million
	As at 30 June 2018 (unaudited)	As at 31 December 2017
Core capital	742,149	706,516
Actual capital	742,160	706,623
Minimum capital	282,995	254,503
Core solvency ratio	262.25%	277.61%
Comprehensive solvency ratio	262.25%	277.65%

Note:   The China Risk Oriented Solvency System was formally implemented on 1 January 2016. This table is compiled according to the rules of the system.

The decrease in the Company’s solvency ratio from the end of 2017 was mainly due to the impact of the capital market fluctuation, the development of the Company’s insurance business, the increase in investment assets and the distribution of profits.

Commission File Number 001-31914

FUTURE PROSPECT AND RISK ANALYSIS

Looking into the second half of 2018, the Company will consistently strengthen its analysis of macro-economic and financial trends and complex risk factors to maintain its continuous and healthy growth. The major risk factors which may have an impact on the Company’s future development strategy and business objectives include:

I	Risks relating to macro trends

Since 2018, the global economy has recovered moderately but the impact of the international financial crisis has not been fully dispelled. Trade frictions intensified, the spillover effect arising from the monetary policies of major economies became prominent, and the stock market and foreign exchange market in emerging countries were increasingly volatile. Looking into the domestic market, the Chinese economy was at the critical stage for transforming the mode of development, optimizing economic structure and changing growth driver, and the structural conflicts still existed. It is generally believed that the macro-economic development will be stable with good momentum for growth. However, the great downward pressure on the economy will still exist. Changes in international and domestic markets may affect the insurance industry through multiple channels such as the real economy, financial markets and consumer demands, which may in turn affect the underwriting business and asset management of the Company in various aspects.

II	Risks relating to business

As affected by external factors such as the change of macro-economic environment and the high level of 10-year treasury bond yield and interest rate of wealth management products of banks, the long-term savings business has experienced a decline and the Company is under pressure in maintaining rapid business growth. Further, under the circumstance of “stringent regulation”, regulatory punishments have been strengthened and market entities are facing with greater pressure. Due to the extensive business outlets, a large number of staff and various kinds of businesses, the Company is also under the above pressure and may face more uncertainties and complexities with respect to the risks in relation to the funds raising fraud, sales and complaint.

Commission File Number 001-31914

III	Risks relating to investments and profitability

In the event that the domestic and international economies do not develop as expected, the volatility of financial markets may become greater and the market risk relating to investment portfolios and credit risk may rise. The Company may develop new investment channels, adopt new investment vehicles or appoint new investment managers, which may expose the Company to new risks. All of the above factors may affect the Company’s investment income and the book value of its assets. Moreover, some of the Company’s assets are held in foreign currencies, which may give rise to the risk of exchange gains and losses arising from exchange rate movements. In addition, the operational and financial risks of associated enterprises and the fluctuation in their profitability may undermine the expected returns on investment, which may have certain impacts on the Company’s profitability.

The Company believes that it will have sufficient capital to meet its insurance business expenditures and new general investment needs in 2018. At the same time, if there is any further capital demand, the Company will make corresponding financing arrangements based on capital market conditions to further implement its future business development strategies.

VI	Risks relating to network security

Upon occurrence of any unsafe factors such as natural disasters, man-made disasters, criminal activities and large-scale network paralysis, as well as any other events that go beyond the control of the Company, the computer system of the Company may be interrupted or exposed to security vulnerability. The Company has adopted various security measures and back-up plans to guard against or mitigate system breakdown and has so far not experienced such kind of risks. In the future, the Company will consistently enhance its capability of preventing and controlling network risk.

In the second half of 2018, the Company will maintain its strategic consistency and tactical flexibility. With adherence to the operating guideline of “prioritizing value, strengthening sales force, optimizing business structure, achieving stable growth and safeguarding against risks”, the Company will speed up the reforms on quality, efficiency and driving forces to facilitate its high-quality development. Given the above mentioned risk factors, the Company will firmly adhere to its established development strategy, and fine-tune its business development objectives in accordance with market trends to an appropriate degree, so as to efficiently respond to challenges from market competition and changes in the external environment.

Commission File Number 001-31914

INTERIM RESULTS5

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2018

		Unaudited
		For the six months ended 30 June
		2018	2017
	Notes	RMB million	RMB million
REVENUES
Gross written premiums		360,482	345,967
Less: premiums ceded to reinsurers		(2,433)	(1,762)

Net written premiums		358,049	344,205
Net change in unearned premium reserves		(9,064)	(7,935)

Net premiums earned		348,985	336,270

Investment income	1	60,618	57,701
Net realised gains on financial assets	2	(4,432)	(4,347)
Net fair value gains through profit or loss	3	(7,460)	3,278
Other income		3,979	3,263

Total revenues		401,690	396,165

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits		(177,897)	(183,214)
Accident and health claims and claim adjustment expenses		(17,483)	(13,221)
Increase in insurance contract liabilities		(117,939)	(118,903)
Investment contract benefits		(4,829)	(4,015)
Policyholder dividends resulting from participation in profits		(9,312)	(8,076)
Underwriting and policy acquisition costs		(35,707)	(36,814)
Finance costs		(2,128)	(2,507)
Administrative expenses		(14,924)	(13,448)
Other expenses		(3,470)	(3,010)
Statutory insurance fund contribution		(690)	(693)

Total benefits, claims and expenses		(384,379)	(383,901)

[5]	The “Group” refers to China Life Insurance Company Limited and its subsidiaries in this part.

Commission File Number 001-31914

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

For the six months ended 30 June 2018

		Unaudited For the six months ended 30 June
		2018	2017
	Notes	RMB million	RMB million

Share of profit of associates and joint ventures, net		4,136	3,665

Profit before income tax	4	21,447	15,929
Income tax	5	(4,744)	(3,437)

Net profit		16,703	12,492

Attributable to:
– Equity holders of the Company		16,423	12,242
– Non-controlling interests		280	250

Basic and diluted earnings per share	6	RMB0.57	RMB0.43

Other comprehensive income

Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities		(6,767)	(4,838)
Amount transferred to net profit from other comprehensive income		4,420	4,347
Portion of fair value changes on available-for-sale securities attributable to participating policyholders		(1,073)	196
Share of other comprehensive income of associates and joint ventures under the equity method		569	44
Exchange differences on translating foreign operations		(136)	(212)
Income tax relating to components of other comprehensive income		738	75

Other comprehensive income that may be reclassified to profit or loss in subsequent periods		(2,249)	(388)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods		–	–

Other comprehensive income for the period, net of tax		(2,249)	(388)

Total comprehensive income for the period, net of tax		14,454	12,104

Attributable to:
– Equity holders of the Company		14,172	11,867
– Non-controlling interests		282	237

Commission File Number 001-31914

Notes:

1	INVESTMENT INCOME

	For the six months ended 30 June
	2018	2017

	RMB million	RMB million
Debt securities
– held-to-maturity securities	16,738	14,832
– available-for-sale securities	11,248	9,404
– at fair value through profit or loss	1,829	1,829
Equity securities
– available-for-sale securities	7,838	11,334
– at fair value through profit or loss	756	478
Bank deposits	11,185	12,786
Loans	10,822	6,573
Securities purchased under agreements to resell	202	465

Total	60,618	57,701

For the six months ended 30 June 2018, the interest income included in investment income was RMB52,024 million (for the six months ended 30 June 2017: RMB45,889 million). All interest income was accrued using the effective interest method.

2	NET REALISED GAINS ON FINANCIAL ASSETS

	For the six months ended 30 June
	2018	2017

	RMB million	RMB million
Debt securities
Realised gains(i)	(13)	15
Impairment(ii)	(12)	–

Subtotal	(25)	15

Equity securities
Realised gains(i)	(3,151)	(2,675)
Impairment(ii)	(1,256)	(1,687)

Subtotal	(4,407)	(4,362)

Total	(4,432)	(4,347)

(i)    Realised gains were generated from available-for-sale securities.

Commission File Number 001-31914

(ii)

During the six months ended 30 June 2018, the Group recognised an impairment charge of RMB478 million (for the six months ended 30 June 2017: RMB280 million) of available-for-sale funds, an impairment charge of RMB778 million (for the six months ended 30 June 2017: RMB1,407 million) of available-for-sale common stocks, no impairment (for the six months ended 30 June 2017: Nil) of available-for-sale debt securities and an impairment charge of RMB12 million (for the six months ended 30 June 2017: Nil) of held-to maturity securities, for which the Group determined that objective evidence of impairment existed.

3	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the six months ended 30 June
	2018	2017

	RMB million	RMB million
Debt securities	595	(274)
Equity securities	(6,684)	3,857
Stock appreciation rights	189	(178)
Financial liabilities at fair value through profit or loss	118	(127)
Derivative financial liabilities	(1,678)	–

Total	(7,460)	3,278

4	PROFIT BEFORE INCOME TAX

	For the six .months ended 30 June
	2018	2017

	RMB million	RMB million
Employee salaries and welfare costs	6,784	6,335
Housing benefits	495	432
Contribution to the defined contribution pension plan	1,179	950
Depreciation and amortisation	1,262	1,092
Foreign exchange losses/(gains)	(102)	42

5	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same tax authority.

(a)	The amount of taxation charged to net profit represents:

	For the six months ended 30 June
	2018	2017

	RMB million	RMB million
Current taxation – enterprise income tax	5,756	1,704
Deferred taxation	(1,012)	1,733

Taxation charges	4,744	3,437

Commission File Number 001-31914

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the six months ended 30 June 2017: 25%) is as follows:

	For the six months ended 30 June
	2018	2017

	RMB million	RMB million

Profit before income tax	21,447	15,929

Tax computed at the statutory tax rate	5,362	3,982
Non-taxable income(i)	(3,131)	(3,079)
Expenses not deductible for tax purposes(i)	2,460	2,509
Unused tax losses	30	–
Tax losses utilised from previous periods	(52)	(15)
Others	75	40

Income tax at the effective tax rate	4,744	3,437

(i)

Non-taxable income mainly includes interest income from government bonds, and dividend income from applicable equity securities, etc. Expenses not deductible for tax purposes mainly include brokerages, commissions, donations and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

(c)

As at 30 June 2018 and 30 June 2017, deferred tax was calculated in full on temporary differences under the liability method using the principal tax rate of 25%. The movements in deferred income tax assets and liabilities during the period are as follows:

Deferred tax assets/(liabilities)

	Insurance	Investments	Others	Total

	RMB million (i)	RMB million (ii)	RMB million (iii)	RMB million

As at 1 January 2017	(6,408)	(2,975)	1,615	(7,768)
(Charged)/credited to net profit
(Charged)/credited to other comprehensive income	(356)	(862)	(515)	(1,733)
– Available-for-sale securities	–	121	–	121
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	(49)	–	–	(49)
– Others	–	3	–	3

As at 30 June 2017	(6,813)	(3,713)	1,100	(9,426)

As at 1 January 2018	(6,737)	(494)	2,360	(4,871)
(Charged)/credited to net profit
(Charged)/credited to other comprehensive income	344	1,385	(717)	1,012
– Available-for-sale securities	–	410	–	410
– Portion of fair value changes on available-for-sale securities attributable to participating policyholders	268	–	–	268
– Others	–	60	–	60

As at 30 June 2018	(6,125)	1,361	1,643	(3,121)

Commission File Number 001-31914

(i)

The deferred tax liabilities arising from the insurance category are mainly related to the change of long- term insurance contract liabilities at 31 December 2008 as a result of the first time adoption of International Financial Reporting Standards in 2009 and the temporary differences of short-term insurance contract liabilities and policyholder dividends payable.

(ii)

The deferred tax arising from the investments category is mainly related to the temporary differences of unrealised gains/(losses) on available-for-sale securities, securities at fair value through profit or loss, and others.

(iii)	The deferred tax arising from the others category is mainly related to the temporary differences of employee salaries and welfare costs payable.

(d)	An analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 30 June 2018	As at 31 December 2017

	RMB million	RMB million

Deferred tax assets:
– deferred tax assets to be recovered after 12 months	2,633	1,980
– deferred tax assets to be recovered within 12 months	4,622	4,493

Subtotal	7,255	6,473

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(8,988)	(9,131)
– deferred tax liabilities to be settled within 12 months	(1,388)	(2,213)

Subtotal	(10,376)	(11,344)

Net deferred tax liabilities	(3,121)	(4,871)

6	EARNINGS PER SHARE

There is no difference between the basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2018 are calculated based on the net profit for the period attributable to ordinary equity holders of the Company and the weighted average of 28,264,705,000 ordinary shares (for the six months ended 30 June 2017: 28,264,705,000 ordinary shares).

7	DIVIDENDS

A dividend in respect of 2017 of RMB0.40 (inclusive of tax) per ordinary share, totalling RMB11,306 million, was approved at the Annual General Meeting on 6 June 2018.

A distribution of RMB188 million (inclusive of tax) to the holders of Core Tier 2 Capital Securities was approved by management in the first half year of 2018 according to the authorisation by the Board of Directors, which was delegated by the General Meeting.

Commission File Number 001-31914

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2018

	Unaudited As at 30 June 2018	Audited As at 31 December 2017

	RMB million	RMB million
ASSETS
Property, plant and equipment	45,389	42,707
Investment properties	5,514	3,064
Investments in associates and joint ventures	171,853	161,472
Held-to-maturity securities	771,898	717,037
Loans	409,314	383,504
Term deposits	449,319	449,400
Statutory deposits – restricted	6,633	6,333
Available-for-sale securities	849,093	810,734
Securities at fair value through profit or loss	150,606	136,809
Securities purchased under agreements to resell	9,621	36,185
Accrued investment income	43,451	50,641
Premiums receivable	37,769	14,121
Reinsurance assets	3,766	3,046
Other assets	30,979	33,952
Cash and cash equivalents	57,973	48,586

Total assets	3,043,178	2,897,591

Commission File Number 001-31914

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

As at 30 June 2018

	Unaudited As at 30 June 2018	Audited As at 31 December 2017

	RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	2,153,494	2,025,133
Investment contracts	243,652	232,500
Policyholder dividends payable	83,611	83,910
Interest-bearing loans and borrowings	19,557	18,794
Financial liabilities at fair value through profit or loss	2,032	2,529
Derivative financial liabilities	1,678	–
Securities sold under agreements to repurchase	102,062	87,309
Annuity and other insurance balances payable	48,712	44,820
Premiums received in advance	3,355	18,505
Other liabilities	51,504	47,430
Deferred tax liabilities	3,121	4,871
Current income tax liabilities	2,195	6,198
Statutory insurance fund	685	282

Total liabilities	2,715,658	2,572,281

Equity
Share capital	28,265	28,265
Other equity instruments	7,791	7,791
Reserves	146,121	145,675
Retained earnings	140,831	139,202

Attributable to equity holders of the Company	323,008	320,933

Non-controlling interests	4,512	4,377

Total equity	327,520	325,310

Total liabilities and equity	3,043,178	2,897,591

Commission File Number 001-31914

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2018

	Unaudited
	Attributable to equity holders of the Company				Non-controlling
	Share capital	Other equity instruments	Reserves	Retained earnings	interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2017	28,265	7,791	145,007	122,558	4,027	307,648

Net profit	–	–	–	12,242	250	12,492
Other comprehensive income	–	–	(375)	–	(13)	(388)

Total comprehensive income	–	–	(375)	12,242	237	12,104

Transactions with owners
Appropriation to reserves	–	–	1,991	(1,991)	–	–
Dividends paid	–	–	–	(6,978)	–	(6,978)
Dividends to non-controlling interests	–	–	–	–	(135)	(135)
Others	–	–	85	–	–	85

Total transactions with owners	–	–	2,076	(8,969)	(135)	(7,028)

As at 30 June 2017	28,265	7,791	146,708	125,831	4,129	312,724

As at 1 January 2018	28,265	7,791	145,675	139,202	4,377	325,310

Net profit	–	–	–	16,423	280	16,703
Other comprehensive income	–	–	(2,251)	–	2	(2,249)

Total comprehensive income	–	–	(2,251)	16,423	282	14,454

Transactions with owners
Appropriation to reserves	–	–	3,300	(3,300)	–	–
Dividends paid (Note 7)	–	–	–	(11,494)	–	(11,494)
Dividends to non-controlling interests	–	–	–	–	(147)	(147)
Others	–	–	(603)	–	–	(603)

Total transactions with owners	–	–	2,697	(14,794)	(147)	(12,244)

As at 30 June 2018	28,265	7,791	146,121	140,831	4,512	327,520

Commission File Number 001-31914

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2018

	Unaudited For the six months ended 30 June
	2018	2017

	RMB million	RMB million

Net cash inflow/(outflow) from operating activities	44,172	142,892

CASH FLOWS FROM INVESTING ACTIVITIES
Disposals and maturities	250,335	237,758
Purchases	(358,571)	(575,933)
Investments in associates and joint ventures	(7,313)	(1,109)
Decrease/(increase) in term deposits, net Decrease/(increase) in securities purchased under agreements to resell, net	190 26,564	65,062 21,899
Interest received	59,569	50,157
Dividends received	8,163	10,535
Decrease/(increase) in policy loans, net	(18,132)	(4,464)
Net cash paid related to acquiring subsidiaries	(775)	–
Cash paid related to other investing activities	(299)	(399)

Net cash inflow/(outflow) from investing activities	(40,269)	(196,494)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	14,753	67,510
Interest paid	(2,107)	(2,723)
Dividends paid to equity holders of the Company	(8,518)	(5,192)
Dividends paid to non-controlling interests	(147)	(135)
Cash received from borrowings	730	149
Capital injected into subsidiaries by non-controlling interests	1,063	3,637
Cash repaid to lenders	–	(28,000)
Cash paid related to other financing activities	(312)	(750)

Net cash inflow/(outflow) from financing activities	5,462	34,496

Foreign currency gains/(losses) on cash and cash equivalents	22	(106)

Net increase/(decrease) in cash and cash equivalents	9,387	(19,212)

Cash and cash equivalents Beginning of period	48,586	67,046

End of period	57,973	47,834

Analysis of balances of cash and cash equivalents
Cash at banks and in hand	57,379	46,543
Short-term bank deposits	594	1,291

Commission File Number 001-31914

SEGMENT INFORMATION

1	Operating segments

The Group operates in four operating segments:

(i)	Life insurance business (Life)

Life insurance business relates primarily to the sale of life insurance policies, including those life insurance policies without significant insurance risk transferred.

(ii)	Health insurance business (Health)

Health insurance business relates primarily to the sale of health insurance policies, including those health insurance policies without significant insurance risk transferred.

(iii)	Accident insurance business (Accident)

Accident insurance business relates primarily to the sale of accident insurance policies.

(iv)	Other businesses (Others)

Other businesses relate primarily to income and cost of the agency business in respect of transactions with China Life Insurance (Group) Company, etc., net share of profit of associates and joint ventures, income and expenses of subsidiaries, and unallocated income and expenditure of the Group.

2	Allocation basis of income and expenses

Investment income, net realised gains on financial assets, net fair value gains through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segments’ average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Administrative expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Unallocated other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

Commission File Number 001-31914

	For the six months ended 30 June 2018
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	304,341	48,090	8,051	–	–	360,482
– Term life	1,750	–	–	–	–
– Whole life	20,551	–	–	–	–
– Endowment	71,150	–	–	–	–
– Annuity	210,890	–	–	–	–
Net premiums earned	303,940	37,616	7,429	–	–	348,985
Investment income	56,496	3,011	226	885	–	60,618
Net realised gains on financial assets	(4,195)	(223)	(17)	3	–	(4,432)
Net fair value gains through profit or loss	(6,627)	(353)	(25)	(455)	–	(7,460)
Other income	525	33	–	3,967	(546)	3,979
Including: inter-segment revenue	–	–	–	546	(546)	–

Segment revenues	350,139	40,084	7,613	4,400	(546)	401,690

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(176,405)	(1,477)	(15)	–	–	(177,897)
Accident and health claims and claim adjustment expenses	–	(13,976)	(3,507)	–	–	(17,483)
Increase in insurance contract liabilities	(105,889)	(11,955)	(95)	–	–	(117,939)
Investment contract benefits	(4,826)	(3)	–	–	–	(4,829)
Policyholder dividends resulting from participation in profits	(9,247)	(65)	–	–	–	(9,312)
Underwriting and policy acquisition costs	(26,424)	(5,322)	(2,379)	(1,582)	–	(35,707)
Finance costs	(1,735)	(92)	(7)	(294)	–	(2,128)
Administrative expenses	(9,814)	(2,432)	(1,378)	(1,300)	–	(14,924)
Other expenses	(2,455)	(187)	(75)	(1,299)	546	(3,470)
Including: inter-segment expenses	(517)	(27)	(2)	–	546	–
Statutory insurance fund contribution	(502)	(116)	(72)	–	–	(690)

Segment benefits, claims and expenses	(337,297)	(35,625)	(7,528)	(4,475)	546	(384,379)

Share of profit of associates and joint ventures, net	–	–	–	4,136	–	4,136

Segment results	12,842	4,459	85	4,061	–	21,447

Income tax						(4,744)

Net profit						16,703

Attributable to
– Equity holders of the Company						16,423
– Non-controlling interests						280
Other comprehensive income attributable to equity holders of the Company	(1,300)	(69)	(5)	(877)	–	(2,251)
Depreciation and amortisation	817	189	116	140	–	1,262

Commission File Number 001-31914

	For the six months ended 30 June 2017
	Life	Health	Accident	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	300,859	37,324	7,784	–	–	345,967
– Term life	1,786	–	–	–	–
– Whole life	16,285	–	–	–	–
– Endowment	140,126	–	–	–	–
– Annuity	142,662	–	–	–	–
Net premiums earned	300,516	28,715	7,039	–	–	336,270
Investment income	54,362	2,471	221	647	–	57,701
Net realised gains on financial assets	(4,137)	(188)	(17)	(5)	–	(4,347)
Net fair value gains through profit or loss	2,903	132	12	231	–	3,278
Other income	606	32	–	3,191	(566)	3,263
Including: inter-segment revenue	–	–	–	566	(566)	–

Segment revenues	354,250	31,162	7,255	4,064	(566)	396,165

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(182,077)	(1,126)	(11)	–	–	(183,214)
Accident and health claims and claim adjustment expenses	–	(10,360)	(2,861)	–	–	(13,221)
Increase in insurance contract liabilities	(107,157)	(11,640)	(106)	–	–	(118,903)
Investment contract benefits	(4,014)	(1)	–	–	–	(4,015)
Policyholder dividends resulting from participation in profits	(8,027)	(49)	–	–	–	(8,076)
Underwriting and policy acquisition costs	(29,120)	(4,271)	(2,189)	(1,234)	–	(36,814)
Finance costs	(2,190)	(100)	(9)	(208)	–	(2,507)
Administrative expenses	(9,444)	(1,627)	(1,222)	(1,155)	–	(13,448)
Other expenses	(2,660)	(157)	(67)	(692)	566	(3,010)
Including: inter-segment expenses	(540)	(24)	(2)	–	566	–
Statutory insurance fund contribution	(531)	(92)	(70)	–	–	(693)

Segment benefits, claims and expenses	(345,220)	(29,423)	(6,535)	(3,289)	566	(383,901)

Share of profit of associates and joint ventures, net	–	–	–	3,665	–	3,665

Segment results	9,030	1,739	720	4,440	–	15,929

Income tax						(3,437)

Net profit						12,492

Attributable to
– Equity holders of the Company						12,242
– Non-controlling interests						250
Other comprehensive income attributable to equity holders of the Company	(1,362)	(62)	(6)	1,055	–	(375)
Depreciation and amortisation	782	135	103	72	–	1,092

Commission File Number 001-31914

EMBEDDED VALUE

Summary of Results

The embedded value as at 30 June 2018 and the corresponding results as at 31 December 2017 are shown below:

Table 1 Components of Embedded Value		RMB million

ITEM	30 June 2018	31 December 2017

A Adjusted Net Worth	381,635	370,500
B Value of In-Force Business before Cost of Required Capital	428,936	398,723
C Cost of Required Capital	(41,345)	(35,050)
D Value of In-Force Business after Cost of Required Capital (B + C)	387,591	363,673
E Embedded Value (A + D)	769,225	734,172

Note: Numbers may not be additive due to rounding.

The value of half year’s sales for the 6 months ended 30 June 2018 and for the corresponding period of last year:

Table 2 Components of Value of Half Year’s Sales		RMB million

ITEM	30 June 2018	30 June 2017

A Value of Half Year’s Sales before Cost of Required Capital	32,245	40,233
B Cost of Required Capital	(4,079)	(3,338)
C Value of Half Year’s Sales after Cost of Required Capital (A + B)	28,166	36,895

Commission File Number 001-31914

Value of Half Year’s Sales by Channel

The value of half year’s sales for the 6 months ended 30 June 2018 by channel is shown below:

Table 3 Value of Half Year’s Sales by Channel		RMB million

Channel	30 June 2018	30 June 2017

Exclusive Individual Agent Channel	24,077	33,661
Bancassurance Channel	3,887	2,966
Group Insurance Channel	202	268
Total	28,166	36,895

The new business margin of half year’s sales for the 6 months ended 30 June 2018 by channel is shown below:

Table 4

New Business Margin of Half Year’s Sales by Channel

Channel	By FYP		By APE
	30 June 2018	30 June 2017	30 June 2018	30 June 2017

Exclusive Individual Agent Channel	32.3%	44.1%	32.3%	44.2%
Bancassurance Channel	13.6%	4.0%	18.7%	14.8%
Group Insurance Channel	0.9%	1.2%	0.9%	1.2%

Note:

FYP (First Year Premium) is the written premium used for calculation of the value of half year’s sales and APE (Annual Premium Equivalent) is calculated as the sum of 100 percent of first year regular premiums and 10 percent of single premiums.

Commission File Number 001-31914

Movement Analysis

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period:

Table 5

Analysis of Embedded Value Movement in the First Half Year of 2018	RMB million

ITEM

A	Embedded Value at the Start of Year	734,172
B	Expected Return on Embedded Value	27,668
C	Value of New Business in the Period	28,166
D	Operating Experience Variance	1,929
E	Investment Experience Variance	(18,223)
F	Methodology and Model Changes	(1,418)
G	Market Value and Other Adjustments	6,045
H	Exchange Gains or Losses	124
I	Shareholder Dividend Distribution and Capital Injection	(11,494)
J	Other	2,256
K	Embedded Value as at 30 June 2018 (sum A through J)	769,225

Notes: 1)	Numbers may not be additive due to rounding.
2)	Items B through J are explained below:
B	Reflects expected impact of covered business, and the expected return on investments supporting the 2018 opening net worth.
C	Value of half year’s sales for the 6 months ended 30 June 2018.
D	Reflects the difference between actual operating experience in the first half year of 2018 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.
E	Compares actual with expected investment returns during the first half year of 2018.
F	Reflects the effects of appraisal methodology and model enhancement.
G	Change in the market value adjustment from the beginning of year 2018 to 30 June 2018 and other adjustments.
H	Reflects the gains or losses due to changes in exchange rate.
I	Reflects dividends distributed to shareholders during 2018.
J	Other miscellaneous items.

Commission File Number 001-31914

Sensitivity Results

Sensitivity tests were performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 6 Sensitivity Results	RMB million

		Value of In-Force Business after Cost of Required Capital	Value of Half Year’s Sales after Cost of Required Capital
	Base case scenario	387,591	28,166
1.	Risk discount rate +50bps	370,427	26,722
2.	Risk discount rate -50bps	406,025	29,724
3.	Investment return +50bps	454,734	32,817
4.	Investment return -50bps	320,766	23,534
5.	10% increase in expenses	382,347	26,641
6.	10% decrease in expenses	392,830	29,686
7.	10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	384,860	27,785
8.	10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	390,317	28,548
9.	10% increase in lapse rates	387,150	27,586
10.	10% decrease in lapse rates	387,906	28,759
11.	10% increase in morbidity rates	382,590	27,479
12.	10% decrease in morbidity rates	392,629	28,852

Commission File Number 001-31914

CORPORATE GOVERNANCE

The Company has applied the principles of the Corporate Governance Code and Corporate Governance Report (the “CG Code”) as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), and has complied with all code provisions of the CG Code during the Reporting Period.

DIVIDEND

The Company will not declare an interim dividend of ordinary shares for the Reporting Period.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

For the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

COMPLIANCE WITH THE CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

The Board has established written guidelines on no less exacting terms than the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (the “Model Code”) for Directors and Supervisors of the Company in respect of their dealings in the securities of the Company. After making specific inquiries to all the Directors and Supervisors of the Company, they confirmed that they had complied with the Model Code and the Company’s own guidelines during the Reporting Period.

REVIEW OF ACCOUNTS

The Audit Committee, together with external auditors engaged by the Company, has reviewed the unaudited interim condensed consolidated financial statements of the Company for the six months ended 30 June 2018.

Commission File Number 001-31914

PUBLICATION OF INTERIM REPORT

The Company’s interim report will be published on the Company’s website (http://www.e-chinalife.com) and the HKExnews website of the Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) in due course.

This announcement is published in both English and Chinese languages. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Su Hengxuan
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

By Order of the Board
CHINA LIFE INSURANCE COMPANY LIMITED
Yang Mingsheng
Chairman

Beijing, China

23 August 2018